Filed by NRG Energy, Inc.

Commission File No. 001-15891

Pursuant to Rule 425 of the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-6 of the Securities Exchange Act of 1934, as amended

Subject Company:

GenOn Energy, Inc.

Commission File No. 001-16455

NRG Energy, Inc. management presented the following materials on September 20, 2012 at the Bank of America Merrill Lynch 2012 Power and Gas Lenders Conference and during other investor meetings:

Investor Presentation NRG Energy, Inc. (NYSE: NRG) 2012 Power and Gas Leaders Conference Bank of America Merrill Lynch September 20, 2012

Forward Looking Statements In addition to historical information, the information presented in this communication includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Exchange Act. These statements involve estimates, expectations, projections, goals, assumptions, known and unknown risks and uncertainties and can typically be identified by terminology such as “may,” “will,” “should,” “could,” “objective,” “projection,” “forecast,” “goal,” “guidance,” “outlook,” “expect,” “intend,” “seek,” “plan,” “think,” “anticipate,” “estimate,” “predict,” “target,” “potential” or “continue” or the negative of these terms or other comparable terminology. Such forward-looking statements include, but are not limited to, statements about the anticipated benefits of the proposed transaction between NRG and GenOn, each party’s and the combined company’s future revenues, income, indebtedness, capital structure, plans, expectations, objectives, projected financial performance and/or business results and other future events, each party’s views of economic and market conditions, and the expected timing of the completion of the proposed transaction. Forward-looking statements are not a guarantee of future performance and actual events or results may differ materially from any forward-looking statement as a result of various risks and uncertainties, including, but not limited to, those relating to: the ability to satisfy the conditions to the proposed transaction between NRG and GenOn, the ability to successfully complete the proposed transaction (including any financing arrangements in connection therewith) in accordance with its terms and in accordance with the expected schedule, the ability to obtain stockholder, antitrust, regulatory or other approvals for the proposed transaction, or an inability to obtain them on the terms proposed or on the anticipated schedule, diversion of management attention on transaction-related issues, impact of the transaction on relationships with customers, suppliers and employees, the ability to finance the combined business post-closing and the terms on which such financing may be available, the financial performance of the combined company following completion of the proposed transaction, the ability to successfully integrate the businesses of NRG and GenOn, the ability to realize anticipated benefits of the proposed transaction (including expected cost savings and other synergies) or the risk that anticipated benefits may take longer to realize than expected, legislative, regulatory and/or market developments, the outcome of pending or threatened lawsuits, regulatory or tax proceedings or investigations, the effects of competition or regulatory intervention, financial and economic market conditions, access to capital, the timing and extent of changes in law and regulation (including environmental), commodity prices, prevailing demand and market prices for electricity, capacity, fuel and emissions allowances, weather conditions, operational constraints or outages, fuel supply or transmission issues, and hedging ineffectiveness. Additional information concerning other risk factors is contained in NRG's most recently filed Annual Reports on Form 10-K, subsequent Quarterly Reports on Form 10-Q, recent Current Reports on Form 8-K, and other SEC filings. Many of these risks, uncertainties and assumptions are beyond NRG's ability to control or predict. Because of these risks, uncertainties and assumptions, you should not place undue reliance on these forward-looking statements. Furthermore, forward-looking statements speak only as of the date they are made, and NRG undertakes no obligation to update publicly or revise any forward-looking statements to reflect events or circumstances that may arise after the date of this communication. All subsequent written and oral forward-looking statements concerning NRG, the proposed transaction, the combined company or other matters attributable to NRG or any person acting on its behalf are expressly qualified in their entirety by the cautionary statements above. Safe Harbor

Additional Information and Where To Find It This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The proposed business combination transaction between NRG and GenOn will be submitted to the respective stockholders of NRG and GenOn for their consideration. On August 16, 2012, NRG filed with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that includes a preliminary joint proxy statement of NRG and GenOn that also constitutes a preliminary prospectus of NRG. NRG filed an amended registration statement on September 18, 2012. These materials are not yet final and will be amended. NRG and GenOn will mail the joint proxy statement/prospectus to their respective stockholders when it becomes final. NRG and GenOn also plan to file other documents with the SEC regarding the proposed transaction. This communication is not a substitute for any prospectus, proxy statement or any other document which NRG or GenOn may file with the SEC in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS OF GENON AND NRG ARE URGED TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS ONCE IT IS FILED WITH THE SEC AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and stockholders will be able to obtain free copies of the joint proxy statement/prospectus and other documents containing important information about NRG and GenOn, once such documents are filed with the SEC, through the website maintained by the SEC at www.sec.gov. NRG and GenOn make available free of charge at www.nrgenergy.com and www.genon.com, respectively (in the “Investor Relations” section), copies of materials they file with, or furnish to, the SEC. Participants In the Merger Solicitation NRG, GenOn, and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of GenOn and NRG in connection with the proposed transaction. Information about the directors and executive officers of NRG is set forth in its proxy statement for its 2012 annual meeting of stockholders, which was filed with the SEC on March 12, 2012. Information about the directors and executive officers of GenOn is set forth in its proxy statement for its 2012 annual meeting of stockholders, which was filed with the SEC on March 30, 2012. Other information regarding the participants in the proxy solicitation can be found in the above-referenced registration statement on Form S-4. These documents can be obtained free of charge from the sources indicated above. Safe Harbor Continued

NRG Energy Overview

Listed: **NYSE (NRG)**
Market Cap: ~**$4.9 BN**[1]
Generation Assets: **~24.7 GW**[2]
Competitive Retail Customers: **~2.1 MM**[2]

2011 Financial Highlights:
- Revenues: **$9.1 BN**
- EBITDA: **$1.8 BN**
- Cash from Ops: **$1.2 BN**
- FCF, before Growth**:** ~**$0.8 BN**

NRG in the Power Sector Value Chain

Fuel Supply & Transportation	Power Generation	Transmission & Distribution	Retail (Customer)
	Regulated Utilities ***Competitive Generators*** ***Renewables***		Cost of service ***Competitive markets (Residential & C&I)*** ***New products and services (EV charging and distributed solar)***

The nrg Difference:

- **Premium competitive generation portfolio; Most capacity in Texas of any publicly traded power company**
- **Leading integrated wholesale / retail energy business; Largest retailer in Texas**
- **Well positioned for power price and natural gas recovery**
- **First mover advantage in clean energy sector with ~1,130 MW[3] utility scale solar projects in operation or under construction**
- **Strong free cash flow coupled with long history of returning capital to shareholders (including a dividend)**

3

[1]As of 9/18/2012
[2]As of 6/30/2012; all NRG GWs are net and exclude international assets, thermal assets and projects under construction
[3]Total solar capacity including MW's owned by minority interest partners

NRG’s Strategic Approach – Core – Generation - Clean -Energy 2006-1H 2012: $10.8 BN Total1 A Commitment to Growth and the Regular Return of Capital to Shareholders Annual dividend of $0.36/share (~1.7% yield2): First ever quarterly payment made on August 15 Premium Competitive Energy Business Model... ... Augmented by Balanced Capital Allocation 1Through 6/30/2012. Excludes capital utilized for strategic M&A and incremental long term borrowing 2As of 9/18/2012 - Retail - Multi-market, multi-brand competitive retail energy providers with distinct value propositions Multi-market, multi-fuel, economic generation across the merit order, scale conventional power generation company Solar, EV Charging, and Smart Metering PLUS:

...And Significant Financial Accretion Transaction Delivers Strategic Benefits... A transformative combination expected to close by Q1 2013 $300 MM Annual Free Cash Flow Benefits from the Combination $200 MM Annual EBITDA From Cost and Operational Efficiency Synergies Expanding and strengthening the base to enable further expansion of NRG’s Competitive Energy Business Model Combined portfolio will be better positioned to compete throughout the commodity cycle Greater scale enhances ability to revitalize generation fleet and optimize portfolio value Foundation to duplicate NRG’s successful Texas-based integrated wholesale/retail model Enhancing the Core Generation Portfolio: / Combination Enhance Core Generation Portfolio Expand Retail Businesses Develop Clean Energy

MA MD PA Enhancing the Core Generation Portfolio: Delivering Generation, Fuel and Revenue Diversity The combined company becomes the largest competitive power generation company, with scale and diversification across US regions West Total (Pro Forma with GenOn) East Gulf Coast Pro Forma Pro Forma 16 GW; 64 TWh 23 GW; 40 TWh Pro Forma 8 GW; 0.8 TWh 47 GW; 105 TWh Source: Company filings. NRG and GenOn capacity as of June 30, 2012, generation based on 2011 TWhs. Excludes NRG International assets, NRG Thermal assets, and NRG and GenOn projects under construction. Note: Totals may not sum to 100 due to rounding. See slide 14 of this presentation for NRG standalone generation portfolio GWs by Region GWs by Fuel Type Power Plants NRG GenOn

Leading Position in the Texas Power Market

Most Texas Capacity of any Publicly Traded Company[1]


(GWs Installed Capacity)
South Texas Project: Young and high performing nuclear facility
Coal Fleet: large, efficient, low cost PRB/lignite and environmentally compliant
Gas Fleet: 5.5 GW portfolio
15.4
11.3
7.3
5.2
4.2
Luminant
NRG Energy
Calpine
Nextera
Exelon

Note: Figures represent GW's totals capacity. Source: Company websites

[1] NRG Texas included in Gulf Coast Region

Tightening Texas Reserve Margin Forecast…


Reserve Margin Forecast
16%
14%
12%
10%
8%
6%
4%
2%
0%
14.3%
9.8%
6.9%
6.5%
5.8%
5.8%
ERCOT Reserve Margin Target (13.75%)
2011 Actual ERCOT Operating Reserve Margin (~4%)
2013
2014
2015
2016
2017
2018

Source: ERCOT May 2012 Capacity, Demand, and Reserves Report, ERCOT CEO Update (Aug 2011)

…but Forwards Don't Reflect Strong Fundamentals


On-Peak $/MWh Spark Spreads
Cost of New Entry for CCGT[1]
2011 Actual On-Peak Spark Spread
Required Market Recovery
$35
$30
$25
$20
$15
$10
Cal13
Cal14
Cal15
Feb-12
Apr-12
Jun-12
Aug-12

Source: NRG estimates. [1] Margin required to justify new build economics for a CCGT based on $800-1,000/kW capital cost net of A/S and O&M. Spark Spread=(Houston Hub On-Peak Power - 7 heat rate x Henry Hub Gas)

nrg

Concentration in high-performing Texas market with more than 11 GW capacity

7

Expanding the Retail Business:
Multi-Brand and Multi-Channel Approach

Diverse Sales Channels and Differentiated Value Propositions

Retail Channel	Value Proposition
reliant. an NRG company	Franchise value coupled with innovative products and excellent customer service
Green Mountain Energy	Loyal customers seeking green and sustainable products
ENERGY PLUS	Long-term relationships through exclusive affinity and customer reward programs

Overall TX Leader with Growing Residential Share

Residential ERCOT Share



TXU Energy 29%
NRG Energy 28%
Direct Energy & First Choice 15%
Stream 6%
Other 23%

- 1.9 MM retail customers
- ~50% mass, C&I by volume
- 650,000 retail customers on advanced metering programs

Source: KEMA, Dec 2011. NRG Retail includes Reliant, Energy Plus, and Green Mountain; 10K Filings

Positioned for Growth in Northeast Markets…

- >30% switched
- >20%, <30% switched
- >10%, <20% switched
- <10% switched
- NRG generation assets

~22% (57 TWh) of residential TWhs in NE markets now served by competitive providers, a 44% CAGR in last 5 years



Source: KEMA Retail Energy Outlook, Q1 2012 and NRG Research. Colors indicate MWhs switched

…Employing NRG's Integrated Model and GenOn Asset Portfolio



(TWh)
174
Pro Forma potential generation in East w/ existing capacity¹
144
Potential load assuming 20% net length (TWh basis)
7
34
3
2011 Generation
2011 Load
NRG Generation
NRG Retail Load
GenOn Generation

Source: Company filings. ¹Potential generation based on nameplate capacity at 85% availability factor nrg.

Well-positioned to sustain and grow the retail business while employing NRG's successful integrated model

8

Developing Clean Energy:
Targeting First-Mover Status, Strategic Synergies



Green Economy

Green Products and Services: ~$400-$500 BN Value

Clean Transportation

- Electric vehicle services
- Home and network charging
- Clean electricity for home charging

- US PEV sales to reach ~300k units by 2015, up from 1.6k in 2010

Green Housing and Utilities

- Clean/green retail electricity
- Rooftop solar
- Smart Meters
- LEEDs
- Utility RPS (solar)

- By 2015, US green building market to increase to $173 BN from $71 BN in 2010

Green Retail Energy

- Clean /green electricity
- Distributed solar
- CO_2 offsets and REC sales
- B2B/Energy management

- Green retail market projected to grow from 36 TWh in 2010 to 157 TWh by 2015[1]

- ☑ Consumer-Focused
- ☑ Sustainability-Focused
- ☑ First-Mover Advantage

nrg
•Distributed Solar
•Rooftop Solar

Green Mountain Energy

eVgo

reliant
an NRG company

nrg

Leading position on >$450 BN in market opportunities in the clean economy

9

Sources: Dept of Commerce, EPRI, EL Insights, NREL [1]NREL High Forecast case

Developing Clean Energy:
Industry Leading Solar Platform

Solar Project Map



Arizona
New Mexico
Avenal
CA Valley Solar Ranch
Ivanpah
Alpine
Blythe
Borrego
Avra Valley
Roadrunner
Agua Caliente
Utility Scale Solar
Distributed Solar

Key Highlights

- ~620 MW under construction; 150 MW in operation[1]
- Projects supported by long term PPAs with investment grade counterparties
- Sold a 49% interest in Agua Caliente to MidAmerican Energy Holdings, a Berkshire Hathaway Company, at a premium



Q2
2011
2012
2013
2014
2015
Utility Scale Construction and Completion
Build Capacity and Scale in the Distributed Solar Space
Residential

nrg

With almost 500 net MW online by year-end, solar beginning to contribute significant contracted EBITDA

10

[1] Net NRG ownership share as of end of Q2 2012 (utility scale only). Gross MW's (including capacity owned by minority equity partners) total ~1,130 utility scale MWs, including ~900 MWs under construction

Financial Highlights... while preserving upside for commodity price recovery 1Natural gas prices at Henry Hub;2011 is average prompt market price, 2012 is average of prompt market price from Jan-Aug and forward market price from Sept-Dec. 2012-2014 forward market prices as of 8/8/2012 2As of 8/8/12 from NRG’s Q2 earnings presentation; 3Assumes transaction closes on Jan. 1, 2013 and synergies are fully realized by 2014 4GEN figures based on forward curves as of July 9, 2012 $1,825- $2,000 MM $1,700- $1,900 MM $1,700- $1,900 MM 2014: $4.06 2013: $3.67 2012: $2.71 $800- $1,000 MM $650- $850 MM $500- $700 MM 2011: $3.99 Market Gas ($/MMBtu):1 Reflects NRG’s expected peak capex for current environmental control program $2,535- $2,735 MM $825- $1,025 MM $2,630- $2,830 MM $845- $1,045 MM NRG Standalone2 Pro Forma for GenOn Acquisition3,4 Sustaining Financial Performance Throughout the Cycle...

Conclusion – Investment Thesis Strategically Positioned and Levered for Future Growth While Generating Significant Free Cash Flow NRG: Why Now? Core Generation Pro forma–the largest competitive power company, levered to both power and gas recovery Positioned for Texas power market upside as the largest publicly traded Texas generator Retail Energy Leading integrated competitive wholesale / retail position provides countercyclical earnings Growth vehicle for new customers, volume and products and services Clean Energy First mover in >$450 BN clean energy sector ~770 MWnet utility scale solar projects in operation or under construction Financial Significant annual free cash flow generation with committed return of capital as a dividend payer Combination with GenOn yields $300 MM in annual free cash flow benefits

Appendix

NRG Standalone Generation Portfolio:
Diversification by Region and Fuel Type

Positioned for Market Recovery with One of the Nation's Most Diversified Generation Portfolios[1]



Northeast: ~6,900 MW



Coal, 1,600MW
Oil/Gas, 5,315MW

- NYISO: ~4,000 MW
- ISONE: ~2,100 MW
- PJM: ~900 MW
- Coal Fleet: Full Suite of Environmental Controls

West: ~3,500 Conventional and Solar MW's



Renewables: ~772 MW
Gas/Oil: 2,680 MW

- Solar: ~620 MW (net) in construction
- El Segundo Repowering: 550 MW advanced CCGT in construction

Gulf Coast: ~15,500 MW



Coal, 5,685 MW
Oil/Gas, 8,121 MW
Nuclear, 1,175 MW
Renewables, 450 MW

- ERCOT: ~11,300 MW baseload, wind, and peaking capacity
- Other: ~4,100 MW

Geographically and fuel-diverse portfolio of strategically located, premium generation assets across the merit order

14

[1]Excludes GenOn assets, NRG international assets, and NRG thermal assets; includes NRG net MWs under construction

Integrated Wholesale/Retail Platform: Managing the Texas Portfolio (Nameplate Capacity ~ 11,300 MW) Summer month on-peak duration curve Note: Illustrative purposes only Block and shape Options Incremental options Normal load 95th percentile load Exposure to robust market fundamentals while managing volatility in retail load Retail Risk Management: Supply and Load Texas: Wholesale and Retail Combination Intermediate Baseload Peaking Total Peak Load 0 2 4 6 8 10 12 Year 1 Year 2 Year 3 Year 4 GW Priced load Wholesale Long Bias... ...While Managing Tail Risk

Managing Commodity Price Risk: NRG Standalone Coal and Transport Hedge Position (1) (4) (1) Portfolio as of 07/18/2012. 2012 represents August through December months; (2) Retail Priced Loads are 100% hedged; (3) Price sensitivity reflects gross margin change from $0.5/MMBtu gas price, 1 MMBtu/MWh heat rate move; (4) Coal position excludes existing coal inventory; (5) Baseload includes coal and nuclear electric power generation capacity normally expected to serve loads on around-the-clock basis throughout the calendar year (6) NGE=Natural Gas Equivalent (7) NRG estimates. Margin required to justify new build economics for a CCGT based on $800-1,000/KW capital cost net of A/S and O&M. Sensitivity based on open gas portfolio. Spark spread = (Houston Hub On-Peak Power - 7 heat rate x Henry Hub Gas) Baseload Generation and Retail Hedge Position (1) (2) (5) Change since prior quarter 2012 2013 2014 Baseload Gas Price and Heat Rate Sensitivity ($MM) (1) (3) (5) (6) (6) ERCOT Non-Baseload Sensitivity(7) Up to ~5,500 MW TX gas assets 2011 Actual 2013 (May) 2013 (Feb) CCGT New Build Economics +$ +$50 +$100 +$150 +$200 +$250 +$300 +$350 $5 $10 $15 $20 $25 $30 $35 Incremental gross margin $MM On - peak Spark Spread $/MWh (7 HR)

Conventional Generation Development:
Strengthening and Enhancing the Portfolio

El Segundo CCGT Under Construction



- 550 MW state of the art CCGT technology with unique fast ramp capability
- Located in center of Los Angeles load pocket
- Full-requirements PPA with So. California Edison delivers earnings visibility, eliminates commodity exposure
- **COD in summer 2013**

Other Well-Positioned Opportunities

Project	Size (MW)	Status
Long Beach Repowering	260 MW	✓ Completed Q3 2007
Cos Cob Peaker	40 MW	✓ Completed Q2 2008
Cedar Bayou 4	260 MW	✓ Completed Q2 2009
GenConn Peakers	200 MW	✓ Completed Q3 2011
Astoria CCGT	Up to 1020 MW	❑ Competitive for next NYPA RFP
Encina CCGT	-	❑ Competitive for California utility RFPs
TX Brownfield	-	❑ Available when new-build economics prevail in TX market
Old Bridge CCGT	660 MW	❑ Contract signed with NJ BPU

nrg

Repowering projects supported by long-term off-take agreements with creditworthy counterparties, located in or near high population centers

17

GenOn Combination: Real, Measurable and Actionable EBITDA Synergies $200 MM of Annual Cost and Operational Efficiency Synergies to be Fully Realized in First Full Year of Operation 2013 $175 MM/year Target Run Rate: 1Cost to achieve excludes advisor fees, bridge commitment fees, and other transaction-related costs; includes non-cash related expenses of approx. $14 MM Cost Synergies $155 MM Target One Time Cost: 1 Reliability, capacity and efficiency improvements Procurement savings Asset optimization ($MM) $25 MM operational efficiency synergies: Operational Efficiency Synergies Leveraging the Program ($MM)

NRG Standalone 2012-2014 Guidance1 ($MM) 2012 2013 2014 Wholesale $1,130-$1,225 $850-$965 $705-$820 Solar Projects2 $70-$75 $200-$210 $320-$330 Retail $625-$700 $650-$725 $675-$750 Consolidated adjusted EBITDA $1,825-$2,000 $1,700-$1,900 $1,700-$1,900 Free Cash Flow – before growth investments $800-$1,000 $650-$850 $500-$700 1Guidance as of August 8, 2012; from Q2 2012 NRG Earnings Call Presentation 2Solar projects include the EBITDA contribution from the projects net of non-controlling interest and excluding development expenses

NRG Standalone Recourse / Non-Recourse Debt 12/31/2011 3/31/2012 6/30/2012 COD Date / Comments ($MM) Recourse debt: Term loan facility 1,592 1,588 1,584 Unsecured Notes 6,090 6,090 6,018 Tax Exempt Bonds 264 273 274 Recourse subtotal1 7,946 7,951 7,876 Non-Recourse debt: Ivanpah 874 1,049 1,168 2013 Agua Caliente 181 233 440 2012-2014 CVSR - 138 277 2012-2013 Other solar non-recourse debt 157 141 137 2012 Total Solar Debt 1,212 1,561 2,022 El Segundo 159 198 248 August 2013 Capital Lease - Schkopau2 103 103 - Sold on July 17th Conventional non-recourse debt3 444 438 438 Non-Recourse and Capital Lease Subtotal 1,918 2,300 2,708 Total Debt $9,864 $10,251 $10,584 1 Includes discount of $11M, $12M, and $12M, for 6/30/12, 3/31/12 and 12/31/12, respectively 2 Reclassified to current liabilities held for sale 3 Includes discount on NRG Peaker of $17M, $18M and $20M, for 6/30/12, 3/31/12 and 12/31/11, respectively

Appendix Reg. G

Reg. G: 2011 Free Cash Flow Note: see Appendix slide 27 of the Q4 2011 Earnings Call presentation for a Capital Expenditure reconciliation Dec 31, $ in millions 2011 Adjusted EBITDA 1,820 $ Interest payments (769) Income tax (26) Collateral 12 NINA capital calls - post deconsolidation (14) Working capital/Other assets & liabilities 143 Cash flow from operations 1,166 $ (83) Adjusted Cash flow from operations 1,083 $ Maintenance CapEx (200) Environmental CapEx, net (51) Preferred dividends (9) Free cash flow - before growth investments 823 $ Reclassifying of receipts (payments) of financing element of acquired derivatives

Note: see Appendix slide 19 of Q2 2012 Earnings Call Presentation for a Capital Expenditure reconciliation Reg. G: YTD Q2 2012 Free Cash Flow Before Growth Investments Jun 30, Jun 30, $ in millions 2012 2011 Variance Adjusted EBITDA 839 $ 972 $ (133) $ Interest payments (293) (485) 192 Income tax (21) (25) 4 Collateral/working capital/other 60 (153) 213 Cash flow from operations 585 $ 309 $ 276 $ (44) (46) 2 Adjusted Cash flow from operations 541 $ 263 $ 278 $ Maintenance CapEx (102) (112) 10 Environmental CapEx, net (21) (1) (20) Preferred dividends (5) (5) - Free cash flow - before growth investments 413 $ 145 $ 268 $ Reclassifying of net payments for settlement of acquired derivatives that include financing elements

Reg. G: 2012 Guidance 1Solar projects include the EBITDA contribution from the projects net of non-controlling interest and excluding development expenses Note: see Appendix slide 19 of Q2 2012 Earnings Call Presentation for a Capital Expenditure reconciliation $ in millions 8/8/2012 Guidance 5/3/2012 Guidance Wholesale $1,130-$1,225 $1,200-$1,300 Solar Projects1 70-75 - Retail 625-700 625-700 Consolidated adjusted EBITDA $1,825-$2,000 $1,825-$2,000 Interest Payments (605) (605) Income Tax (50) (50) Collateral/working capital/other (50) (83) Cash flow from operations $1,100-$1,300 $1,050-$1,250 Reclassifying of net payments for settlement of acquired derivatives that include financing elements (44) (20) Adjusted Cash flow from operations $1,050-$1,250 $1,050-$1,250 Maintenance CapEx (240)-(260) (240)-(260) Environmental CapEx, net (5)-(15) (5)-(15) Preferred Dividends (9) (9) Free cash flow - before growth investments $800-$1,000 $800-$1,000

Reg. G: 2013 and 2014 Guidance 1 Solar projects include the EBITDA contribution from the projects net of non controlling interest and excluding development expenses $ in millions 2013 Guidance 2014 Guidance Wholesale $850-$965 $705-$820 Solar Projects1 200-210 320-330 Retail 650-725 675-750 Consolidated adjusted EBITDA $1,700-$1,900 $1,700-$1,900 Interest Payments (670) (740) Income Tax (40) (40) Collateral/working capital/other 60 80 Cash flow from operations $1,050-$1,250 $1,000-$1,200 Maintenance CapEx (230)-(250) (220)-(240) Environmental CapEx, net (130)-(150) (230)-(250) Preferred Dividends (9) (9) Free cash flow - before growth investments $650-$850 $500-$700

NRG Energy Mauricio Gutierrez EVP and Chief Operating Officer 2012 Power and Gas Leaders Conference Bank of America Merrill Lynch September 20, 2012

Forward Looking Statements In addition to historical information, the information presented in this communication includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Exchange Act. These statements involve estimates, expectations, projections, goals, assumptions, known and unknown risks and uncertainties and can typically be identified by terminology such as “may,” “will,” “should,” “could,” “objective,” “projection,” “forecast,” “goal,” “guidance,” “outlook,” “expect,” “intend,” “seek,” “plan,” “think,” “anticipate,” “estimate,” “predict,” “target,” “potential” or “continue” or the negative of these terms or other comparable terminology. Such forward-looking statements include, but are not limited to, statements about the anticipated benefits of the proposed transaction between NRG and GenOn, each party’s and the combined company’s future revenues, income, indebtedness, capital structure, plans, expectations, objectives, projected financial performance and/or business results and other future events, each party’s views of economic and market conditions, and the expected timing of the completion of the proposed transaction. Forward-looking statements are not a guarantee of future performance and actual events or results may differ materially from any forward-looking statement as a result of various risks and uncertainties, including, but not limited to, those relating to: the ability to satisfy the conditions to the proposed transaction between NRG and GenOn, the ability to successfully complete the proposed transaction (including any financing arrangements in connection therewith) in accordance with its terms and in accordance with the expected schedule, the ability to obtain stockholder, antitrust, regulatory or other approvals for the proposed transaction, or an inability to obtain them on the terms proposed or on the anticipated schedule, diversion of management attention on transaction-related issues, impact of the transaction on relationships with customers, suppliers and employees, the ability to finance the combined business post-closing and the terms on which such financing may be available, the financial performance of the combined company following completion of the proposed transaction, the ability to successfully integrate the businesses of NRG and GenOn, the ability to realize anticipated benefits of the proposed transaction (including expected cost savings and other synergies) or the risk that anticipated benefits may take longer to realize than expected, legislative, regulatory and/or market developments, the outcome of pending or threatened lawsuits, regulatory or tax proceedings or investigations, the effects of competition or regulatory intervention, financial and economic market conditions, access to capital, the timing and extent of changes in law and regulation (including environmental), commodity prices, prevailing demand and market prices for electricity, capacity, fuel and emissions allowances, weather conditions, operational constraints or outages, fuel supply or transmission issues, and hedging ineffectiveness. Additional information concerning other risk factors is contained in NRG's most recently filed Annual Reports on Form 10-K, subsequent Quarterly Reports on Form 10-Q, recent Current Reports on Form 8-K, and other SEC filings. Many of these risks, uncertainties and assumptions are beyond NRG's ability to control or predict. Because of these risks, uncertainties and assumptions, you should not place undue reliance on these forward-looking statements. Furthermore, forward-looking statements speak only as of the date they are made, and NRG undertakes no obligation to update publicly or revise any forward-looking statements to reflect events or circumstances that may arise after the date of this communication. All subsequent written and oral forward-looking statements concerning NRG, the proposed transaction, the combined company or other matters attributable to NRG or any person acting on its behalf are expressly qualified in their entirety by the cautionary statements above. Safe Harbor

Additional Information and Where To Find It This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The proposed business combination transaction between NRG and GenOn will be submitted to the respective stockholders of NRG and GenOn for their consideration. On August 16, 2012, NRG filed with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that includes a preliminary joint proxy statement of NRG and GenOn that also constitutes a preliminary prospectus of NRG. NRG filed an amended registration statement on September 18, 2012. These materials are not yet final and will be amended. NRG and GenOn will mail the joint proxy statement/prospectus to their respective stockholders when it becomes final. NRG and GenOn also plan to file other documents with the SEC regarding the proposed transaction. This communication is not a substitute for any prospectus, proxy statement or any other document which NRG or GenOn may file with the SEC in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS OF GENON AND NRG ARE URGED TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS ONCE IT IS FILED WITH THE SEC AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and stockholders will be able to obtain free copies of the joint proxy statement/prospectus and other documents containing important information about NRG and GenOn, once such documents are filed with the SEC, through the website maintained by the SEC at www.sec.gov. NRG and GenOn make available free of charge at www.nrgenergy.com and www.genon.com, respectively (in the “Investor Relations” section), copies of materials they file with, or furnish to, the SEC. Participants In the Merger Solicitation NRG, GenOn, and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of GenOn and NRG in connection with the proposed transaction. Information about the directors and executive officers of NRG is set forth in its proxy statement for its 2012 annual meeting of stockholders, which was filed with the SEC on March 12, 2012. Information about the directors and executive officers of GenOn is set forth in its proxy statement for its 2012 annual meeting of stockholders, which was filed with the SEC on March 30, 2012. Other information regarding the participants in the proxy solicitation can be found in the above-referenced registration statement on Form S-4. These documents can be obtained free of charge from the sources indicated above. Safe Harbor Continued

 NRG’s Strategic Approach – Core – Generation - Clean -Energy 2006-1H 2012: $10.8 BN Total1 A Commitment to Growth and the Regular Return of Capital to Shareholders Annual dividend of $0.36/share (1.7% yield2): First ever quarterly payment made on August 15 Premium Competitive Energy Business Model... ...Augmented by Balanced Capital Allocation 1Through 6/30/2012. Excludes capital utilized for strategic M&A and incremental long term borrowing 2As of 9/18/2012 - Retail - Multi-market, multi-brand competitive retail energy providers with distinct value propositions Multi-market, multi-fuel, economic generation across the merit order, scale conventional power generation company Solar, EV Charging, and Smart Metering PLUS:

...And Significant Financial Accretion Transaction Delivers Strategic Benefits.... A transformative combination expected to close by Q1 2013 $300 MM Annual Free Cash Flow Benefits from the Combination $200 MM Annual EBITDA From Cost and Operational Efficiency Synergies Expanding and strengthening the base to enable further expansion of NRG’s Competitive Energy Business Model Combined portfolio will be better positioned to compete throughout the commodity cycle Greater scale enhances ability to revitalize generation fleet and optimize portfolio value Foundation to duplicate NRG’s successful Texas-based integrated wholesale/retail model I. Enhancing the Core Generation Portfolio: / Combination I. Enhance Core Generation Portfolio II. Expand Retail Businesses III. Develop Clean Energy

I. NRG Pro Forma Generation Portfolio:
Diversification by Region and Fuel Type

Pro Forma Company will be one of the Largest, Most Diversified Generators…[1]

Pro Forma Installed Capacity: 47 GW



West
16%
Texas
24%
South Central
10%
East
50%

- Multiregional with fuel diversity across the merit order
- ~12 GW low-cost, environmentally controlled baseload coal
- ~4 GW combined cycle capacity; ~1.3 GW efficient gas-fired capacity under construction
- Diversified revenue streams from energy, capacity, and through long-term contracts

…While Maintaining a Leading Position in the Texas Power Market

Installed ERCOT Capacity (GW)[2]



15.4
11.3
7.3
5.2
4.2
Luminant
NRG Energy
Calpine
Nextera
Exelon

- South Texas Project: 1.2 GW young and high performing nuclear facility
- 4.2 GW large, efficient, low cost PRB/lignite and environmentally compliant
- 5.5 GW natural gas portfolio

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Geographically and fuel-diverse portfolio of strategically located generation assets with a focus on Texas

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[1] As of Q2 2012. Includes GenOn assets, NRG international assets, and NRG thermal assets; excludes net MWs under construction. [2] Figures represent GW's totals capacity. Source: Company websites

I. The Texas Power Market Debate

Reserve Margin Forecast to Fall Below Target…


Reserve Margin Forecast
20%
15%
10%
5%
0%
14.3%
ERCOT Reserve Margin Target
(13.75%)
9.8%
6.9%
6.5%
5.8%
2013E
2014E
2015E
2016E
2017E

Sources: ERCOT May 2012 Capacity, Demand, and Reserves Report

…and PUCT is Making Design Changes…


ERCOT Price Caps ($/MWh)
$10,000
$8,000
$6,000
$4,000
$2,000
$0
$1,000
$1,500
Mar-07
$2,250
Mar-08
$3,000
Feb-11
$4,500
June-12
$9,000?

…But Forwards Still Not Responding


On-Peak Spark Spreads, $/MWh
$35
$30
$25
$20
$15
$10
Cost of New Entry for CCGT[1]
2011 Actual On-Peak Spark Spread
Required Market Recovery
Cal13
Cal14
Cal15
Feb-12
Apr-12
Jun-12
Aug-12

Source: NRG estimates. [1]Margin required to justify new build economics for a CCGT based on $800 1,000/kW capital cost net of A/S and O&M. Spark Spread=(Houston Hub On-Peak Day Ahead Market Power - 7 heat rate x Prompt Henry Hub Gas)

NRG's Resource Adequacy Perspective

- Mandated reserve margin requirement to ensure a stable and reliable power grid, now and in the future
- Strong scarcity pricing provisions in the energy market
- Well-designed, non-discriminatory forward capacity market to complement the ERCOT energy market

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Texas power market fundamentals remain strong, but further market design changes required to ensure long term reliability

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II. Expanding the Retail Business:
Multi-Brand and Multi-Channel Approach

Diverse Sales Channels and Differentiated Value Propositions[1]

Retail Channel	Scale and Value Proposition
reliant an NRG company	Franchise value coupled with innovative products and excellent customer service
Green Mountain Energy	Loyal customers seeking green and sustainable products
ENERGY PLUS	Long-term relationships through exclusive affinity and customer reward programs

- 2.1 MM competitive retail electricity customers
- 57 TWh retail load served (2011)
- Active in 12 states including TX, PA, NY, CT, NJ
- 300,000 customers on green electricity products

Overall TX Leader with Growing Residential Share[1]

Residential ERCOT Share[2]



TXU Energy 29%
NRG Energy 28%
Direct Energy & First Choice 15%
Stream 6%
Other 23%

- 1.9 MM retail customers
- ~50% mass, C&I by volume
- 650,000 retail customers on advanced metering programs[1]

[2]Source: KEMA, Dec 2011, company filings. NRG Retail includes Reliant, Energy Plus, and Green Mountain

East: Integrated Model and GenOn Asset Portfolio



(TWh)
174
Pro Forma potential generation in East w/ existing capacity[3]
144
Potential load assuming 20% net length (TWh basis)
7
34
3
2011 Generation
2011 Load
NRG Generation
NRG Retail Load
GenOn Generation

Source: Company filings. [3]Potential generation based on nameplate capacity at 85% availability factor

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Well-positioned to sustain and grow the retail business while employing NRG's successful integrated approach

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[1]As of June 30, 2012

II. Integrated Wholesale/Retail Platform: Managing the Texas Portfolio (Nameplate Capacity ~ 11,300 MW) Summer month on-peak duration curve Note: Illustrative purposes only Block and shape Options Incremental options Normal load 95th percentile load Exposure to robust market fundamentals while managing volatility in retail load Retail Risk Management: Supply and Load Texas: Wholesale and Retail Combination Intermediate Baseload Peaking Total Peak Load 0 2 4 6 8 10 12 Year 1 Year 2 Year 3 Year 4 GW Priced load Wholesale Long Bias... ...While Managing Tail Risk

III. Developing Clean Energy:
Industry Leading Solar Platform

Solar Project Map


Arizona
New Mexico
Avenal
CA Valley Solar Ranch
Ivanpah
Alpine
Blythe
Avra Valley
Borrego
Roadrunner
Agua Caliente
Utility Scale Solar
Distributed Solar

Key Highlights

- ~620 MW under construction; 150 MW in operation[1]
- Projects supported by long term PPAs with investment grade counterparties
- Sold a 49% interest in Agua Caliente to MidAmerican Energy Holdings, a Berkshire Hathaway Company, at a premium

Q2

2011 | **2012** | **2013** | **2014** | **2015**

Utility Scale Construction and Completion

Build Capacity and Scale in the Distributed Solar Space

Residential

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With almost 500 net MW online by year-end, solar beginning to contribute significant contracted EBITDA

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[1]Net NRG ownership share as of end of Q2 2012 (utility scale only). Gross MW's (including capacity owned by minority equity partners) total 1,130 utility scale MWs, including ~900 MWs under construction

Conclusion – Investment Thesis Strategically Positioned and Levered for Future Growth While Generating Significant Free Cash Flow NRG: Why Now? Core Generation Pro forma–the largest competitive power company, levered to both power and gas recovery Positioned for Texas power market upside as the largest publicly traded Texas generator Retail Energy Leading integrated competitive wholesale / retail position provides countercyclical earnings Growth vehicle for new customers, volume and products and services Clean Energy First mover in clean energy sector ~770 MWnet utility scale solar projects in operation or under construction; long term PPAs Financial Significant annual free cash flow generation with committed return of capital as a dividend payer Combination with GenOn yields $300 MM in annual free cash flow benefits

Appendix

Managing Commodity Price Risk: NRG Standalone Coal and Transport Hedge Position (1) (4) (1) Portfolio as of 07/18/2012. 2012 represents August through December months; (2) Retail Priced Loads are 100% hedged; (3) Price sensitivity reflects gross margin change from $0.5/MMBtu gas price, 1 MMBtu/MWh heat rate move; (4) Coal position excludes existing coal inventory; (5) Baseload includes coal and nuclear electric power generation capacity normally expected to serve loads on around-the-clock basis throughout the calendar year (6) NGE=Natural Gas Equivalent (7) NRG estimates. Margin required to justify new build economics for a CCGT based on $800-1,000/KW capital cost net of A/S and O&M. Sensitivity based on open gas portfolio. Spark spread = (Houston Hub On-Peak Power - 7 heat rate x Henry Hub Gas) Baseload Generation and Retail Hedge Position (1) (2) (5) Change since prior quarter 2012 2013 2014 Baseload Gas Price and Heat Rate Sensitivity ($MM) (1) (3) (5) (6) (6) ERCOT Non-Baseload Sensitivity(7) Up to ~5,500 MW TX gas assets 2011 Actual 2013 (May) 2013 (Feb) CCGT New Build Economics +$ +$50 +$100 +$150 +$200 +$250 +$300 +$350 $5 $10 $15 $20 $25 $30 $35 Incremental gross margin $MM On - peak Spark Spread $/MWh (7 HR) Hedged Gas (NGE) (6) Hedged Heat Rate Price Load Open Gas (NGE) (6) Open Heat Rate Un-priced Load Hedged Coal Hedged Transport Open Coal Open Transport Gas Up by $0.5/mmBtu HR Up by 1 mmBtu/MWh Gas Down by $0.5/mmBtu HR Down by 1 mmBtu/MWh

 MA MD PA Enhancing the Core Generation Portfolio: Delivering Generation, Fuel and Revenue Diversity The combined company becomes the largest competitive power generation company, with scale and diversification across US regions West Total (Pro Forma with GenOn) East Gulf Coast Pro Forma Pro Forma 16 GW; 64 TWh 23 GW; 40 TWh Pro Forma 8 GW; 0.8 TWh 47 GW; 105 TWh Source: Company filings. NRG and GenOn capacity as of June 30, 2012, generation based on 2011 TWhs. Excludes NRG International assets, NRG Thermal assets, and NRG and GenOn projects under construction. Note: Totals may not sum to 100 due to rounding. GWs by Region GWs by Fuel Type Power Plants NRG GenOn

Conventional Generation Development:
Strengthening and Enhancing the Portfolio

El Segundo CCGT Under Construction



- 550 MW state of the art CCGT technology with unique fast ramp capability
- Located in center of Los Angeles load pocket
- Full-requirements PPA with So. California Edison delivers earnings visibility, eliminates commodity exposure
- **COD in summer 2013**

Other Well-Positioned Opportunities

Project	Size (MW)	Status
Long Beach Repowering	260 MW	✓ Completed Q3 2007
Cos Cob Peaker	40 MW	✓ Completed Q2 2008
Cedar Bayou 4	260 MW	✓ Completed Q2 2009
GenConn Peakers	200 MW	✓ Completed Q3 2011
Astoria CCGT	Up to 1020 MW	❑ Competitive for next NYPA RFP
Encina CCGT	-	❑ Competitive for California utility RFPs
TX Brownfield	-	❑ Available when new-build economics prevail in TX market
Old Bridge CCGT	660 MW	❑ Contract signed with NJ BPU

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Repowering projects supported by long-term off-take agreements with creditworthy counterparties, located in or near high population centers

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